Exhibit 5.1

LAS VEGAS OFFICE WWW.KKBRF.COM info@kkbrf.com

LAS VEGAS OFFICE 3800 Howard Hughes Parkway Seventh Floor Las Vegas, NV 89109-0907 Tel: 702.792.7000 Fax: 702.796.7181	RENO OFFICE 5250 S. Virginia Street Suite 220 Reno, NV 89502-6000 Tel: 775.852.3900 Fax: 775.852.3982	SUMMERLIN OFFICE 3425 Cliff Shadows Parkway Suite 150 Las Vegas, NV 89129-5074 Tel: 702.693.4260 Fax: 702.939.8457

December 27, 2007

Far East Energy Corporation

363 N. Sam Houston Parkway E

Suite 380

Houston, TX 77060

Ladies and Gentlemen:

We have acted as special Nevada corporate counsel for Far East Energy Corporation, a Nevada corporation (the “Company”), in connection with a total of 482,292 shares of common Stock, $.001 par value (such 482,292 shares being herein referred to as the “Shares”) being issued pursuant to Restricted Stock Agreements between the Company and the recipients of the Shares (the “Agreements”). This opinion letter is submitted to you at your request in connection with the filing by the Company of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission with respect to the issuance of the Shares.

In connection with this opinion letter, we have examined and relied upon copies of the following documents, together with such other documents as we deemed necessary or advisable to render the opinions herein expressed:

i. The articles of incorporation, bylaws, and the charter of the compensation committee of the board of directors of the Company as are currently in effect.

ii. A certificate of the Company as to certain factual matters, including adoption of certain resolutions of the compensation committee of the board of directors.

iii. The form of the Agreements.

In our examinations we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, and the conformity to original documents and completeness of all documents submitted to us as certified or photostatic, facsimile or electronic copies and the authenticity of the originals of such certified or copied documents. We have further assumed that the Agreements have been duly executed and delivered by the parties and are valid and legally binding on the parties. As to certain matters expressed herein, we have relied upon and assumed the accuracy and completion of certificates and reports of various state authorities and public officials and of the Company.

We are admitted to the Bar of the State of Nevada, and in rendering our opinions hereinafter stated, we have relied on the applicable laws of the State of Nevada, as those laws

FAR EAST ENERGY CORPORATION

December 27, 2007

presently exist and as they have been applied and interpreted by courts having jurisdiction within the State of Nevada. We are not members of the Bar of any state other than the State of Nevada, and, therefore, except for the laws of the State of Nevada, we express no opinion as to the laws of any other state, federal laws of the United States of America, or other jurisdiction.

Based upon the foregoing and in reliance thereon and subject to the assumptions exceptions, qualifications and limitations set forth herein, we are of the opinion that:

The Shares have been duly authorized and will be, when issued and delivered pursuant to the terms of the Agreements, validly issued, fully paid and nonassessable.

This opinion letter speaks as of its date. We disclaim any express or implied undertaking or obligation to advise of any subsequent change of law or fact (even though the change may affect the legal analysis or a legal conclusion in this opinion letter). This opinion letter is limited to the matters set forth herein, and no opinion may be inferred or implied beyond the matters expressly stated herein. We consent to the filing of this opinion letter as an exhibit to the Registration Statement.

Sincerely,

KUMMER KAEMPFER BONNER RENSHAW & FERRARIO

cc:	Baker & McKenzie, LLP